Exhibit 3.37

AMENDMENT
TO THE
AMENDED AND RESTATED BY-LAWS
OF
U.S.I. HOLDINGS CORPORATION

The undersigned, being the duly elected and acting Secretary of U.S.I. Holdings Corporation, a Delaware corporation (the “Corporation”), does hereby certify in the name and on behalf of the Corporation that, pursuant to Article III, Section 14 of the Corporation’s Amended and Restated By-laws, Article III, Section 15 of the Amended and Restated By-Laws has been amended to read in its entirety as follows:

“SECTION 15. Definition of “Public Offering”. When used in these Amended and Restated By-laws, “Public Offering” means the consummation by the Corporation of an initial sale of its Common Stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended.”

Dated:                     , 2002

By:

Name: Ernest J. Newborn, II
Title: Secretary